FILING PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED

FILER: COMPUTER SCIENCES CORPORATION

SUBJECT COMPANY: DYNCORP (001-03879)

The following press release was issued by Computer Sciences Corporation on Friday, December 13, 2002.

FOR IMMEDIATE RELEASE
Moved On PR Newswire
Date: December 13, 2002

Contact:	Mike Dickerson	Bill Lackey
	Sr. Manager, Corp. Communications	Director, Investor Relations
	Corporate	Corporate
	310.615-1647	310.615.1700
	mdickers@csc.com	blackey3@csc.com

	James Sullivan	Chuck Taylor
	Director, Communications	Director, Corporate & Marketing
	Federal Sector	Communications
	703.641.2588	DynCorp
	jsulli26@csc.com	703.261.4622
chuck.taylor@dyncorp.com

COMPUTER SCIENCES CORPORATION TO ACQUIRE DYNCORP

Acquisition Expected to Strengthen CSC's Presence in Federal Marketplace

          EL SEGUNDO, Calif., and RESTON, Va., December 13, 2002 -- Computer Sciences Corporation (NYSE: CSC) and DynCorp today announced they have entered into a merger agreement providing for the acquisition of DynCorp by CSC. The transaction is valued at approximately $950 million, including the assumption of all of DynCorp's debt, which was $273 million of principal amount on Sept. 26, 2002. Upon consummation of the merger, each DynCorp share will be converted into $15 in cash and $43 in market value of CSC shares.

          The transaction requires approval by the holders of a majority of the approximately 11 million outstanding DynCorp shares as of Sept. 26, 2002, and is subject to customary conditions, including expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act.

          The terms of the acquisition have been approved unanimously by the boards of directors of both companies. CSC expects to conclude the transaction during the first calendar quarter of 2003, and expects the acquisition to be accretive to earnings for fiscal 2004 excluding the impact of a special charge related to the transaction.

- more -

Computer Sciences Corporation - Page 2	December 13, 2002

           "This action furthers CSC's strategic goals of increasing shareholder value and growing our business both organically and by acquisition," said CSC Chairman and Chief Executive Officer Van B. Honeycutt. "With this transaction, we are seizing an opportunity to significantly strengthen our leadership position in the U.S. federal marketplace, augment our capabilities to support the requirements of the new Homeland Security Department and respond to the federal government's initiative to increase its reliance on service providers.

           "Anticipated synergies to be realized following completion of this acquisition will further enhance the value of DynCorp's assets and provide benefits to CSC's shareholders," Honeycutt added.

          DynCorp, with revenues of $2.3 billion for the 12 months ended Sept. 26, 2002, is among the largest employee-owned information technology and outsourcing firms headquartered in the U.S. The company, which employs more than 23,000 technology and technical professionals at more than 550 locations globally, focuses on the large defense, security and civil markets. Services include systems and network integration, high-tech range operations, global defense logistics and maintenance services and contingency support, homeland security services, and infrastructure management of critical defense assets.

          DynCorp will become part of CSC's Federal Sector unit, which currently has approximately 15,000 employees and is headquartered in Falls Church, Va. The combined organizations will provide significantly greater scale to CSC's presence in the U.S. federal marketplace. When the acquisition is completed, CSC will derive approximately $6 billion in annual revenue from the federal government (based upon estimated fiscal 2003 year-end revenues) and have nearly 38,000 people serving the U.S. government globally.

- more -

Computer Sciences Corporation - Page 3	December 13, 2002

          "This transaction benefits our customers, employees and shareholders," said DynCorp President and Chief Executive Officer Paul Lombardi. "The combination provides our customers with broader resources and an even higher level of quality services, while enhancing and broadening professional opportunities for our employees. Our shareholders benefit from improved liquidity of their investment and an opportunity to diversify their retirement holdings. We are delighted at the prospect of becoming part of the CSC team."

          In addition to providing a larger workforce and expanded federal customer base, the acquisition broadens the service offerings CSC brings to the federal government. The technology and services of both companies are complementary in most markets, allowing a greater breadth of end-to-end solutions to be delivered to both civil agencies and the Department of Defense around the world.

          "The capabilities of our expanded Federal Sector organization will allow CSC to provide comprehensive services and solutions at every step of our clients' business processes," said Paul Cofoni, president of CSC's Federal Sector unit. "Additionally, our complementary skills will allow us to address new markets and tackle new challenges."

          He noted that the combined organization will rank CSC as a Top 10 government contractor.

          In accordance with the terms of the transaction, the exchange ratio determining the number of CSC shares to be delivered for each Dyncorp share is equal to $43, divided by the volume-weighted average closing price of CSC stock for the fifteen trading days up to and including the second trading day immediately prior to the date of the DynCorp shareholder vote. If the average CSC share price is above $38 or below $30, a value of $38 or $30, respectively, will be used in the exchange ratio. If this average price is below $28, CSC has the right to increase the cash component of the merger consideration such that the aggregate value is equal to $55.00. If CSC elects not to do so, DynCorp has the right to terminate the transaction.

- more -

Computer Sciences Corporation - Page 4	December 13, 2002

          CSC will host an investor teleconference to discuss this transaction at 8:00 a.m. EST on Friday, December 13, 2002. The dial-in number for the live teleconference is 1-800-289-0518 (domestic) or 1-913-981-5532 (international) and the pass code is 181968. There will be a replay beginning approximately one hour after the conclusion of the conference call and available until 8:00 p.m. EST on Friday, December 20, 2002. The dial-in number for the replay is 1-888-203-1112 (domestic) or 1-719-457-0820 (international) and the pass code is 181968.

          The conference call will be webcast simultaneously through a link on the company's Web site at www.csc.com/investorrelations. The news media and other interested parties are requested to access the call via the webcast. A replay will be available on the CSC Web site from approximately one hour after the conclusion of the conference call through Friday, December 20, 2002 at 8:00 p.m. EST.

About CSC

          Founded in 1959, Computer Sciences Corporation is one of the world's leading IT services companies. CSC's mission is to provide customers in industry and government with solutions crafted to meet their specific challenges and enable them to profit from the advanced use of technology.

          With more than 65,000 employees, CSC provides innovative solutions for customers around the world by applying leading technologies and CSC's own advanced capabilities. These include systems design and integration; IT and business process outsourcing; applications software development; Web and application hosting; and management consulting. Headquartered in El Segundo, Calif., CSC reported revenue of $11.4 billion for the 12 months ended Sept. 27, 2002. For more information, visit the company's Web site at www.csc.com.

          The description of the transaction in this press release is necessarily incomplete. For a complete description, please refer to the Agreement and Plan of Merger, which will be attached as an exhibit to the Current Report on Form 8-K to be filed with the Securities and Exchange Commission shortly.

- more -

Computer Sciences Corporation - Page 5	December 13, 2002

          Computer Sciences Corporation and DynCorp will file a proxy statement/prospectus and other relevant documents concerning the proposed merger with DynCorp with the Securities and Exchange Commission. YOU ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND THE OTHER RELEVANT DOCUMENTS FILED WITH THE COMMISSION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the proxy statement/prospectus (when it becomes available) and the other documents filed with the SEC free of charge at the Commission's website, www.sec.gov. In addition, you may obtain the proxy statement/prospectus (when it becomes available) and the other documents filed by CSC with the Commission by requesting them in writing from Computer Sciences Corporation, 2100 East Grand Avenue, El Segundo, California 90245, Attention: Investor Relations, telephone: (310) 615-0311; e-mail: investorrelations@CSC.com. You may obtain documents filed by DynCorp with the Commission by contacting DynCorp, 11710 Plaza America Drive, Reston, Virginia 20190, Attention: Corporate and Marketing Communications, telephone (703) 261-5000.

          Computer Sciences Corporation and DynCorp, and their respective directors, executive officers and other employees and representatives may be deemed to be participants in the solicitation of proxies for the meeting of the stockholders of DynCorp relating to the proposed merger. Information regarding the identity of the persons who may, under SEC rules, be deemed to be participants in the solicitation of shareholders of DynCorp in connection with the merger, and their interests in the solicitation, is set forth in a filing made by DynCorp on the date of this press release with the SEC. Information concerning the directors and executive officers of CSC, including their ownership of CSC stock, is included in the definitive proxy statement on Schedule 14A for CSC's 2002 annual meeting of stockholders, filed with the Securities and Exchange Commission on June 28, 2002. Information

- more -

Computer Sciences Corporation - Page 6	December 13, 2002

concerning the directors and executive officers of DynCorp, including their ownership of DynCorp stock, is included in DynCorp's annual report on Form 10-K for the fiscal year ended December 27, 2001, as amended, filed with the Securities and Exchange Commission, and DynCorp's definitive proxy statement on Schedule 14A, filed with the Securities and Exchange Commission on June 4, 2002. Additional information will also be included the Registration Statement on Form S-4 to be filed by Computer Sciences Corporation, including the preliminary proxy statement/prospectus included therein, in connection with the proposed merger and in any further amendments to the preliminary proxy statement/prospectus and the definitive proxy statement/prospectus to be filed in connection with the proposed merger. Investors will be able to obtain these documents free of charge (when they become available) from the SEC or by contacting either CSC or DynCorp, as described above.

          All statements in this press release that do not directly and exclusively relate to historical facts constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements represent the current expectations and beliefs of CSC and DynCorp, and no assurance can be given that the results described in such statements will be achieved.

          These statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results described in such statements, including the following factors relating specifically to the merger: (i) the inability to obtain or meet conditions imposed for, or governmental approvals required for, the merger; (ii) the failure of the DynCorp stockholders to approve the merger; (iii) the risk that the CSC and DynCorp businesses will not be integrated successfully; (iv) the risk that the expected benefits of the merger may not be realized; (v) the risk that resales of CSC stock following the merger may cause the market price to fall; and (vi) CSC's increased indebtedness after the merger.

- more -

Computer Sciences Corporation - Page 7	December 13, 2002

          For a description of non merger-related factors, see the sections titled "Management's Discussion and Analysis of Financial Conditions and Results of Operations; Forward-Looking Statements " in CSC's Quarterly Report on Form 10-Q for the fiscal quarter ended September 27, 2002, and in the same section of Dyncorp's Quarterly Report on Form 10-Q for the quarter ended September 26, 2002.

- 0 -